Exhibit 99.3

ENTRÉE RESOURCES ANNOUNCES FIRST QUARTER 2022 RESULTS

VANCOUVER, BC, May 12, 2022 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) - the "Company" or "Entrée") has today filed its interim financial results for the first quarter ended March 31, 2022. All numbers are in U.S. dollars unless otherwise noted.

Q1 2022 HIGHLIGHTS

Oyu Tolgoi Underground Development Update

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property"), which is a partnership between Entrée and OTLLC. On May 10, 2022, OTLLC's 66% shareholder Turquoise Hill Resources Ltd. ("Turquoise Hill") provided an update on Oyu Tolgoi underground development:

•	COVID-19 cases identified at Oyu Tolgoi trended downward in the first quarter 2022. Onsite workforce numbers over the quarter increased to approximately 90% of plan with mobilization of personnel across multiple work-fronts. COVID-19 related restrictions for international arrivals to Mongolia have been lifted and international flights have resumed across the region. Safety continues to be OTLLC's top priority and controls remain in place at site to protect the workforce.
•	On January 24, 2022, Turquoise Hill announced the resolution of key outstanding issues related to the Oyu Tolgoi underground mine:
•	Turquoise Hill and the Government of Mongolia reached a mutual understanding for a renewed partnership.
•	Turquoise Hill and Rio Tinto entered into a binding agreement that delineates a comprehensive funding arrangement to address Turquoise Hill's estimated incremental funding requirements to complete the project.
•	The OTLLC board approved the signing of an Electricity Supply Agreement to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia. Power will be delivered pursuant to the agreement once certain technical conditions are satisfied.
•	During the first quarter 2022, several significant milestones were achieved including the commencement of the Panel 0 undercut on the Oyu Tolgoi mining licence, and commissioning of Material Handling System 1 and the first on-footprint truck chute. Undercut blasting and on-footprint construction work, including roadways and steel set construction, continues to progress well ahead of the first drawbell blast expected in the third quarter 2022. Infrastructure to support production ramp up also progressed during the quarter, including completion of the conveyor to surface decline mining and transfer chamber mass excavation.
•	The Shaft 3 headframe was commissioned and sinking commenced on March 31, 2022 from a cumulative depth of 83 metres below ground level. Shaft 4 sinking re-started on March 25, 2022 after work was interrupted on February 17, 2022 due to an electrical fault. Shaft 4 advancement is 190 metres below ground level as at March 31, 2022. Although progress of these shafts continued during the quarter, challenges with sinking rates continue.
•	As previously disclosed, the first Panel 1 draw bell is now expected in H1 2027 rather than H2 2026 due to later than planned commencement of the Panel 0 undercut on the Oyu Tolgoi mining licence, lateral development scope changes, impacts of COVID-19 on development progression and delays to the forecast completion dates for Shafts 3 and 4. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tonnes per day. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located in the northern portion of Panel 1.
•	A 2022 cost and schedule update for the underground project is currently under review by Turquoise Hill. As part of the update, schedules for Shafts 3 and 4 are under review, and a program of work is underway to maximize the productivity of their development. The potential impact of any further schedule slippage to Shafts 3 and 4 on the timing of Panels 1 and 2 is under review but is not expected by Turquoise Hill to result in equivalent delays to Panels 1 and 2 given the current underground development approach and further mitigation opportunities under investigation.
•	Surface and underground drilling programs on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property will support the evaluation by OTLLC of different design and sequencing options for Lift 1 Panels 1 and 2. OTLLC has planned a total of 25,000 metres of Hugo North (including Hugo North Extension) Lift 1 drilling for 2022 and 2023 to increase orebody knowledge and extend the current mine design. Most of the drill metres are into potential future mining areas which are on the Lift 1 horizon and currently excluded from the mineral reserve. In the first quarter 2022, the focus of the drilling program was the northern part of Lift 1, Panel 1 and the southern part of Lift 1, Panel 2. OTLLC has scheduled the Lift 1 Panel 1 design optimization study for completion in early 2023.
•	In addition, OTLLC has planned approximately 100,000 metres of Hugo North (including Hugo North Extension) Lift 2 drilling over the next four years (2022-2025) to improve orebody knowledge and geotechnical modelling of Lift 2.

Entrée/Oyu Tolgoi JV Property Update

•	For 2022, the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV") has approved an amended budget for Lift 1 and Lift 2 Panel 1 drilling on the Entrée/Oyu Tolgoi JV Property, targeting the Hugo North Extension deposit. The revised drill plan now comprises 18 underground holes (totalling 7,893 metres) and two surface holes (totalling 3,560 metres). The underground holes will all be collared from the Oyu Tolgoi licence and cross onto the Entrée/Oyu Tolgoi JV ground. The drill plan and timing of the drilling are subject to change.
•	The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

Corporate

•	Q1 2022 operating loss was $0.6 million compared to an operating loss of $0.5 million in Q1 2021.
•	Q1 2022 operating cash outflow before working capital was $0.5 million compared to an operating cash outflow before working capital of $0.4 million in Q1 2021.
•	As at March 31, 2022, the cash balance was $8.5 million and the working capital balance was $8.5 million.

OUTLOOK AND STRATEGY

With the commencement of the Lift 1 Panel 0 undercut, Turquoise Hill's renewed partnership with the Government of Mongolia and execution of a comprehensive funding plan for the world class Oyu Tolgoi underground mine, Entrée's primary objective for the 2022 year is to advance potential amendments to the joint venture agreement (the "Entrée/Oyu Tolgoi JVA") that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi JV.  The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The Company's interim financial statements and Management's Discussion and Analysis ("MD&A") for the first quarter ended March 31, 2022 are available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cinits, P.Geo., consultant to Entrée and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the technical information in this release. For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report (the "2021 Technical Report"), titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of October 8, 2021, available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects - the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Sandstorm, Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 25%, 9% and 7% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; the expectations set out in Oyu Tolgoi LLC's 2020 Oyu Tolgoi Mongolian Statutory Study and the 2021 Technical Report on the Company's interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of sustainable production from Panel 0 on the Oyu Tolgoi mining licence; the nature of the ongoing relationship and interaction between Oyu Tolgoi project stakeholders and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia are implemented along with the implementation of Resolution 103; the mine design for Hugo North Lift 1 Panel 0 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; the timing of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously disclosed delays; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company's cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company's business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill and concentrator throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, including inflationary pressures thereon resulting in cost escalation, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill; and the Company's ability to operate sustainably, its community relations and its social licence to operate.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Turquoise Hill and Rio Tinto and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; actual timing of first sustainable production from Panel 0 as well as the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project; the approval or non-approval by the OTLLC board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown of the underground development; Turquoise Hill's liquidity, Oyu Tolgoi project funding requirements, and the sources, availability, and amount of potential Oyu Tolgoi project funding; the implementation and successful execution of the funding plan delineated in a binding agreement between Turquoise Hill and Rio Tinto (the "Amended HoA") and potential delays in the ability of Turquoise Hill or OTLLC to proceed with the funding elements contemplated by the Amended HoA; the accuracy of the Definitive Estimate; the timing and cost of the construction and expansion of mining and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power explosives and grinding media resulting in cost escalation; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC's ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; international conflicts such as the ongoing Russia-Ukraine conflict; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2021, dated March 25, 2022 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entrée Resources

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%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 16:30e 12-MAY-22